NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT completes multi-billion nationwide fiber optic network expansion, increases capacity and enhances resiliency” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

February 25, 2010

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT completes multi-billion nationwide fiber optic network expansion, increases capacity and enhances resiliency”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

February 25, 2010

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT completes multi-billion nationwide fiber optic network expansion, increases capacity and enhances resiliency”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	February 25, 2010

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT completes multi-billion nationwide fiber optic network expansion, increases capacity and enhances resiliency”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: February 25, 2010

Exhibit 1

PLDT press release

PLDT completes multi-billion nationwide fiber optic network expansion, increases capacity and enhances resiliency

Manila, Philippines, February 25, 2010... Philippine Long Distance Telephone Co. (PLDT) announced today that it has completed another phase of its Digital Fiber Optic Network (DFON) expansion program with the recent activation of an additional 320 Gbps across six (6) network loops nationwide to serve the rising demand for bandwidth as more customers increase their usage of broadband Internet and multi-media services. This recent expansion project increased the operating capacity of PLDT’s DFON to more than 1,000 Gbps at a total cost of about P600 million.

PLDT has also embarked on a P2.6B DFON network fortification program through establishment of loops within the loops to enhance network resiliency not only to protect the existing businesses of PLDT but also to drive new businesses nationwide. To date, PLDT already completed the third fiber optic cable leg to Baguio while the 1,220 Km third fiber optic cable leg between Lucena and Cebu traversing through Bicol, Masbate, Panay and Negros islands is expected to be completed middle of this year.

“We are adding capacity to serve the fast-growing needs of our customers for bandwidth. We are improving resiliency to ensure uninterrupted service, and adding density so that the network will be able to serve more communities in its footprint. These projects will spur growth in local economies by making these locations more attractive investment areas, especially for Business Process Outsourcing (BPO) locators. Moreover, this will expand broadband coverage so that more Filipinos, including those in rural areas, can connect to the world through the internet,” PLDT President and CEO Napoleon Nazareno said.

PLDT Customer Service and Marketing Group Head and SVP Eric Alberto noted that the completion of the latest DFON expansion program will strengthen PLDT’s leadership in the increasingly competitive broadband market.

“Our superior backbone network will enable us to offer our customers the best possible user experience of broadband, particularly in such high-bandwidth services such as video and multimedia,” Alberto said.

He added that PLDT’s fiber optic transport network is augmented by the nationwide terrestrial microwave backbone being operated by SMART.

Exhibit 1

With a total capacity of more than 120Gbps, SMART’s microwave network is utilized to reach remote areas — such as Tawi-Tawi in the South to Batanes in the North. On the West side, it reaches Palawan from Batangas in Luzon and from Panay Island in Visayas. Bohol is also reached through multiple routes of SDH radio going to Cebu.

Aside from serving as an aggregate node to carry traffic to the nearest fiber-optic node, microwave radios are also used as alternate routes for the critical circuits passing through the major fiber-optic networks. Major Backbone areas with both high capacity fiber optics and high capacity microwave network covers Regions 1 & 2, Baguio to Bulacan, Bicol Region, Panay to Negros to Cebu islands, Zamboanga to Ozamis and Cagayan de Oro to Davao up to General Santos City.

These microwave networks complement the higher capacity fiber-optic networks and are vital in delivering reliable SMART services across the country.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: February 25, 2010